

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

August 4, 2006

Nora Coccaro
Chief Executive Officer
Healthbridge, Inc.
2610-1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada

> **Re: Healthbridge, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2006**
> **File No. 0-30377**

Dear Ms. Coccaro:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 5. However, neither the financial advisor's opinion nor your disclosure describes in any detail the procedures followed, the findings and recommendations or the bases for and methods of arriving at such finds and recommendations, as required by Item 1015(b)(6) of Regulation M-A. Please include this information.

2. We reissue prior comment 6. Please provide to us a copy of the entire report of the financial advisor, including the financial tables and analyses, which was provided to company and its board of directors.

<u>Summary Term Sheet for Proposal 2, page 5</u>

<u>Business Conducted – Providence Exploration, LLC, page 6</u>

3. We note your response to prior comment 11. Since PDX determined to limit its drilling operations, please revise your disclosure to clarify, if true, that Providence is currently not an operating company and is only engaged in development activities.

<u>The Transactions, page 7</u>

4. Please disclose what effect, if any, the transactions will have on the $5 million loan to Providence.

<u>The Note Exchange Agreement, page 7</u>

5. Please disclose the aggregate principal and accrued interest outstanding under the notes and identify the note holders.

<u>Conditions Precedent to the Transactions, page 6</u>

6. We note your response to prior comment 19. Please disclose that the $5 million loan was for the purpose of funding Providence's purchase of oil, gas and mineral interests and to fund Providence's ongoing, exploration and development obligations under the Joint Exploration Agreement and the Agreement of Purchase and Sale.

<u>Interests of Our Executive Officer and Directors in the Transactions, page 7</u>

7. We note your response to prior comment 10. Please disclose the amount of the promissory note held by Marcus Muller.

<u>Change of Control, page 8</u>

8. We note your response to prior comment 9. Please disclose the percent of outstanding shares that will be held by the former shareholders of Providence after the transaction closes.

<u>The Reasons for Engaging in the Transactions, page 8</u>

9. We note your disclosure that Mr. Muller has experience with Providence in the oil and gas sector. Please describe his experience or relationship with Providence.

Management's Plan of Operation, page 26

10. We note your response to prior comment 27. Please disclose the amount of the equity financing raised to date. Disclose the number of shares issued under this private placement and the dilutive effect on existing shareholders. Also provide this disclosure under Proposal 3.

Security Ownership of Certain Beneficial Owners and Management, page 40

11. Please disclose the percentage of outstanding common stock beneficially held by each owner.

Exhibit 3 - Fairness Opinion

12. We note your response to prior comment 33. Because the limitation on reliance by shareholders in the fairness opinion is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under the federal securities laws.

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ruairidh Campbell, Esq.
        Orsa & Company
        600 Westwood Terrace
        Austin, TX 78746